

June 27, 2012

Via E-mail
Amy M. Paul
Vice President, General Counsel
BakerCorp International, Inc.
3020 Old Ranch Parkway, Suite 220
Seal Beach, CA 90740

> **Re: BakerCorp International, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 31, 2012**
> **File No. 333-181780**

Dear Ms. Paul:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that the following comments address the transaction covered by, and the disclosures contained in, the registration statement filed on May 31, 2012, and not the amended registration statement filed on June 13, 2012. Together with your next amendment, please submit a marked copy of the filing showing the changes against the original Form S-1.

2.   We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). *See also* Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the

representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

3. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) of the Exchange Act. As currently drafted, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. *See* Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980) and Rule 14d-1(g)(3). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

4. Please provide pro forma financial information pursuant to Article 11 of Regulation S-X to show the pro forma impact of the April 2011 transaction as well as for any other significant items pursuant to Rule 11-01(a) of Regulation S-X. The pro forma financial information should include a pro forma statement of operations for the year ended January 31, 2012 as well as corresponding notes to the pro forma statement to clearly show how you arrived at each adjustment amount. You should disclose any significant estimates or assumptions used to arrive at the pro forma adjustment amounts. We would expect any pro forma amounts presented elsewhere in your filing to be consistent with the amounts presented in these pro forma financial statements.

5. We note that you have presented retroactive pro forma presentation of the April 2011 transaction for periods other than the latest year. While we understand that, in some cases, retroactive presentations of revenues and costs of revenues may be meaningful for discussion of trends in MD&A, more comprehensive presentations (through operating income or net income, for example) can be misleading because they cannot meaningfully or accurately depict what operating results would have been had the transaction occurred at the earlier date. Please revise your disclosures throughout the filing to eliminate such pro forma information.

6. If you continue to present pro forma cash flow information on page 11 and elsewhere, you should only present this information for the latest fiscal year and you should clearly show how you arrived at the pro forma amount in the notes where these amounts are presented.

7. Pursuant to Item 10(e)(1)(i)(a) of Regulation S-K, please present the most directly comparable GAAP financial measure with equal or greater prominence when you present a non-GAAP financial measure. Please also ensure that you discuss historical amounts when discussing pro forma amounts pursuant to Article 11 of Regulation S-X. For example, on page 2, you discuss pro forma revenue, pro forma net loss, Adjusted EBITDA, Adjusted EBITDA margin without any presentation or discussion of corresponding GAAP historical amounts. Please revise your disclosures as necessary throughout the filing. Please also ensure that you provide the disclosures required by

> Item 10(e)(1)(i) of Regulation S-K or cross reference to where these disclosures are provided when you present non-GAAP financial measures.

8.   Please do not present or discuss the combined results of the predecessor and successor entities. For example, in your summary financial information on page 10, clearly and separately present the predecessor and successor financial information in a similar manner to your audited financial statements. Please also separately discuss the historical results of the predecessor and the successor in MD&A. The successor discussion should include quantification of the impact of the April 2011 transaction and change in basis of accounting for each financial statement line item impacted.

Registration Statement Cover Page

9.   It appears that the information regarding the company's reporting status is missing from the registration statement cover page. Please include the appropriate boxes and indicate by a checkmark your current reporting status. Refer to Form S-4.

Prospectus Cover Page

10.   As they are separate securities and are being registered, please include the guarantees on the prospectus cover page. Please refer to Item 501(b)(2) of Regulation S-K. In addition, briefly disclose that the exchange notes will be guaranteed by the company's direct or indirect existing and future wholly-owned material domestic restricted subsidiaries, and that the guarantees of the guarantors will be joint and several, full and unconditional, subject to customary release provisions.

11.   Please revise the first sentence in the fourth paragraph to include that, in addition to the exchange notes, the broker-dealers will also receive related guarantees.

Cautionary Note Regarding Forward-Looking Statements, page iii

12.   The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. *See* Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protection it provides does not apply to statements made in connection with the offer.

Prospectus Summary, page 1

The Company, page 1

13.   Please provide us with supplemental support for the following statements:

- "We are a market leading provider of liquid and solid containment solutions . . . ."

- "[W]e have developed a reputation for delivering high quality containment equipment and services . . . ."

- "We have also established strong brand recognition, as the 'Baker' name has become synonymous with liquid and solid containment solutions."

- "Our solutions address the critical need to upgrade the United States' aging sewer and water system infrastructure through extensive improvement projects."

14. Please revise the sections of the prospectus where you state that you are a "market leading provider of liquid and solid containment solutions" to disclose the measure by which you have determined that you are a leader (e.g., revenues or number or volume of leased containers).

15. Please refer to your disclosure in the second paragraph. We note that for fiscal year 2012, rental revenue constituted 81.9% of your pro forma revenues (refer to disclosure on page 35). As such, please balance your disclosure to objectively qualify the customized solutions which you disclose to be the differentiators in your business. Further, disclosure such as (i) strong Adjusted EBITDA margins and returns on investments, (ii) a "history of successfully opening new branches" within the U.S. (refer to page 3), and (iii) a "highly successful" European launch, should be balanced by briefly discussing the most significant risks facing your business. Please revise your disclosure accordingly.

Ownership Structure, page 3

16. Please advise or revise your ownership and corporate structure organizational table on page 4 to also reflect your domestic subsidiaries.

Summary of the Exchange Offer, page 5

Guarantees, page 6

17. Please revise your disclosure to state that the guarantees are subject to customary release provisions, rather than "certain exceptions." In this regard, we note the provisions of Section 10.06 of the Indenture (Exhibit 4.1).

Selected Historical Consolidated and Unaudited Pro Forma . . . , page 9

18. You define EBITDA as earnings before deducting interest, debt extinguishment, income taxes, depreciation and amortization, and certain other expenses. Given that you do not compute EBITDA as is commonly defined, please retitle this measure.

19.   Your disclosures indicate that you use EBITDA and Adjusted EBITDA as performance
        and liquidity financial measures. Please clearly disclose why you believe these financial
        measures provide useful information regarding your performance as well as liquidity.
        You should address each of these measures separately in your disclosures. Refer to Item
        10(e)(1)(i)(c) of Regulation S-K. Please also remember that Item 10(e)(1)(ii)(a) of
        Regulation S-K states that you should not exclude items which require cash settlement
        from non-GAAP liquidity measures other than the measures earnings before interest and
        taxes and earnings before interest, taxes, depreciation and amortization.

20.   Please reconcile your historical non-GAAP financial measures to your most comparable
        historical GAAP measures. In this regard, we note on page 11, you present this
        reconciling information on a pro forma basis. Address this comment as it relates to your
        selected financial data presented on pages 30 and 31.

21.   Notes (a) and (c) to your reconciliation identifies certain adjustments as one-time costs
        that appear to have occurred in more than one period. With reference to Compliance and
        Disclosures Interpretation 102.03, which is available on our website at
        http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm, please revise your
        disclosures accordingly.

Risk Factors, page 12

22.   We note your disclosure in the fourth sentence of the introductory paragraph about risks
        you currently deem to be immaterial that could also materially and adversely affect your
        business. Please note that your risk factor disclosure should discuss only material risks
        that currently affect your business. Please remove or revise your disclosure to only
        address such currently material risks.

Risks Related to Our Business, page 16

If we are unable to collect on contacts with customers . . . , page 23

23.   On page F-8, "Concentration of Credit Risk" disclosure, you state that you have no
        significant concentration of credit risk due to serving customers in diverse industries and
        geographic regions and that you continuously evaluate the creditworthiness of your
        customers and that you require no collateral. In light of this disclosure, it is not readily
        apparent why your customers' credit risk presents a currently material risk to your
        business. Please advise or otherwise revise your disclosure to provide additional context
        to this risk factor.

As an "emerging growth company" under the JOBS Act . . . , page 25

24.   Please expand your disclosure to state that as an "emerging growth company," the
        existing scaled executive compensation disclosure requirements for smaller reporting

companies will continue to apply to you for so long as you are an emerging growth company even if you do not otherwise qualify as a smaller reporting company.

Management's Discussion and Analysis, page 33

General

25.   Please provide a discussion and analysis of your historical results of operations, liquidity, and capital resources pursuant to Item 303 of Regulation S-K for each period presented. Please also include a discussion of each segment's results of operations. In your results of operations discussion and analysis, please ensure that you quantify the impact of each factor when multiple factors contribute to material fluctuations. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K as well as Financial Reporting Codification 501.04.

Liquidity and Capital Resources, page 40

26.   Please enhance your liquidity disclosure to address the following:

- Disclose the amount of foreign cash and short-term investments you have as compared to your total amount of cash and short-term investments as of the latest balance sheet date; and

- Discuss the fact that if the foreign cash and short-term investments are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Investing and Financing Activities, page 43

27.   It does not appear that you have filed the $390 million senior term loan agreement as an exhibit to the registration statement. Please advise or otherwise tell us why you would not be required to file it.

Hedging Activities, page 44

28.   At the top of page 45, you disclose that you engage third parties to provide you with the market value of your position of the interest rate swaps. We also note your "Fair Value Measurements" disclosure related to interest rate swaps on page F-19 to your financial statements. To the extent that market value disclosure of interest rate swaps is attributed to independent third parties, please tell us what consideration you have given to naming

such parties as experts and filing their consents as exhibits under Rule 436 of Regulation C.

Critical Accounting Policies, Estimates and Judgments, page 46

29.   Please revise your disclosures for each of the areas impacting your consolidated financial statements that you have identified as having critical estimates to provide investors with an understanding of the material estimates you are making for each of the identified areas and the factors that could impact the estimates you have made and therefore could materially impact your consolidated financial statements in the future. In this regard, the disclosures you currently provide appear to be similar to the disclosures you provide in your audited footnotes regarding your accounting policies. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

30.   In a similar manner to your disclosures on page 25, please disclose that you have elected to use the extended transition period for complying with new or revised accounting standards under the JOBS Act. Please explain that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Please also consider specifically referring to those standards for which you have elected to use the extended transition period.

31.   Given the significance of your customer relationships intangible assets, tell us what consideration you gave to identifying your impairment assessment of these intangible assets as a critical accounting policy.

Revenue Recognition, page 46

32.   Your critical accounting policy discussion appears to refer to services. Please address the need to discuss your rental revenues.

Share-Based Compensation, page 46

33.   Please provide a more comprehensive discussion of how you arrived at the fair values of your common stock to use in your transactions as of each valuation date. As of each valuation date, please disclose the actual fair values of your common stock used and the corresponding enterprise fair value. Please disclose the material assumptions used in each methodology used to estimate the enterprise value. For the valuations of the Successor, ensure you address the fact that 100 shares were issued for $390 million. In addition, please provide investors with a detailed explanation of the material factors impacting the changes in the enterprise value for each period presented.

Impairment of Goodwill, page 47

34.   You refer to other indefinite-lived intangible assets. Please identify those assets and indicate how you evaluate those assets for impairment.

35.   We note that you adopted the provisions of the accounting standards update issued in September 2011, which gives an entity the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Upon completion of the fiscal fourth quarter 2012 annual impairment test, you determined that no impairment was indicated. In this regard, please disclose, if true, that when you completed your last quantitative analysis, the estimated fair values of your reporting units substantially exceeded their carrying values and that no qualitative factors existed during your fiscal fourth quarter 2012 assessment to indicate that it is more likely than not that the fair value of any of your reporting units is less than its carrying amount.

Impairment of Long-Lived Assets, page 48

36.   Please expand your disclosures regarding your impairment considerations by addressing the following:

- Please disclose how you group assets for purposes of considering whether an impairment exists. Refer to ASC 360-10-35-23 through 25;

- Please disclose how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances; and

- To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders' equity, please provide the following disclosures related to those assets or asset groups:

    o   The percentage by which the undiscounted cash flows exceed the carrying value;

    o   The carrying value of these assets;

    o   A description of the assumptions that drive the undiscounted cash flows;

o A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

o A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Depreciation Policy, page 48

37. Given that the changes made during 2010 and 2011 to the useful lives of certain equipment appear to have had a material impact on your statements of operations, please provide a comprehensive discussion of how you determine the appropriate useful lives, how frequently you evaluate the appropriateness of useful lives, and the type of analysis you perform in determining the appropriate useful lives.

Business, page 52

General

38. Please revise this section to include all of the information required by Item 101 of Regulation S-K including, but not limited to, the year of organization, and, if material to the understanding of your business, information relating to material effects that compliance with federal, state and local provisions relating to the protection of the environment, may have upon the capital expenditures, earnings and your competitive position. Please refer to Items 101(a)(1) and 101(c)(1)(xii) of Regulation S-K. In this regard, we also note the "Our Business is subject to numerous environmental and safety regulations…" risk factor on page 21. Further, in light of your "Existing trucking regulations and changes…" risk factor on page 23, please expand your Business disclosure to discuss the compliance requirements with the trucking regulations, as well as whether the company is in current compliance with the FMCSA implemented regulations.

39. Please provide "Description of Property" disclosure pursuant to the requirements of Item102 of Regulation S-K. In addition, we note that you have not provided Item 103 disclosure related to any material legal proceedings. In light of your, "We are exposed to a variety of claims relating to our business…" risk factor on page 23 and disclosure in Note 12 to the financial statements on page F-28, please advise us supplementally as to the nature of any outstanding legal claims and why Item 103 disclosure related to such claims would not be required.

Industry Overview, page 53

40.   With respect to the following factual statements, please indicate whether the source of the information is management's belief, industry data, general articles, or another source. If the information is based upon other sources, please provide us, supplementally, copies of these sources marked to highlight the information you are using to support your disclosures in the filing. Refer to the following examples:

- The demand for liquid and solid containers is affected, among other things, by "a growing trend towards the outsourcing of liquid and solid containment solutions, and […] an increasing level of vendor consolidation."

- "[T]he oil and gas market is benefiting from growth in the recovery of natural gas and oil from unconventional shale reserves through a shift to horizontal drilling and multistage hydraulic fracturing technologies that drive the need for our products and services."

Please note that the above list is not meant to be exclusive. In addition, please identify the basis for management's belief that "there is a significant opportunity to open new branches in certain underserved regions of the United States," by also providing examples of such underserved regions and the reasons why this opportunity was not pursued in the past. Please refer to the "Expand Geographically and Develop New End Markets" disclosure on page 53.

Competition, page 58

41.   Based on the requirements of Item 101(c)(x) of Regulation S-K, with a view toward disclosure, please tell us what consideration you have given to naming the one large national competitor in the filing.

Management, page 60

42.   Please disclose the term of Elizabeth Ganem's tenure at BG Consulting. Additionally, if Ms. Ganem worked with any of the large public companies you reference within the last five years, please name these companies. With respect to Ms. Paul's business experience, please disclose the name of the NASDAQ-listed company for which Ms. Paul worked. Refer to Item 401(e)(1) of Regulation S-K.

43.   For each member of the board, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

Annual Incentive Awards, page 63

44.   You disclose that for fiscal year 2012, Adjusted EBITDA was the performance measure utilized under the Incentive Plan. We note that in your "Fleet Management Systems" disclosure on page 57, you state that your incentive compensation program emphasizes return on assets (RONA) as well as EBITDA. With a view towards disclosure, please explain to us if, for fiscal year 2012, RONA was or was not utilized for purposes of determining the named executive officers' annual incentive awards.

45.   We note that Messrs. Leonetti and Haas did not receive an annual incentive award. Please disclose whether the decision not to grant such award was a result of the compensation committee's exercise of negative discretion or as a result of not meeting the financial and/or individual performance objectives.

Compensation of Directors, page 67

46.   Separately disclose the amount of the fee Mr. Green received for his service as chairman as well as the amount of the fee Mr. Holthaus received for his service as chairman of the Audit Committee. Refer to Item 402(r)(3) of Regulation S-K.

The Exchange Offer, page 72

Consequences of Failure to Exchange Outstanding Notes, page 79

47.   Briefly describe the circumstances under which you would be required to register any outstanding notes under the Securities Act.

Guarantees, page 81

48.   Your Senior Notes are guaranteed by all of your U.S. subsidiaries. The guarantees are subject to subordination provisions and subject to customary release provisions and a standard limitation which provides that the maximum amount guaranteed by each guarantor will not exceed the maximum amount that can be guaranteed without making the guarantee void under fraudulent conveyance laws. Please provide us with a comprehensive explanation of each of these provisions, as well as of your consideration of each of these provisions, in determining that the guarantees are full and unconditional pursuant to Rule 3-10 of Regulation S-X.

49.   In addition, you disclose that, among other things, a guarantee will be automatically and unconditionally released and discharged upon the issuer delivering to the trustee an officer's certificate and an opinion of counsel, each stating that all conditions precedent provided for in the indenture relating to such transaction have been complied with. Please explain to us how this release provision is intended to operate and why it would not constitute an arrangement permitting the guarantor to opt out of its obligation during

the term of the loan, rendering the guarantee no longer full and unconditional. We may have additional comments following the review of your response.

Material United States Federal Income Tax Consequences, page 133

50.   Given the tax-free nature of the exchange offer, please tell us why you have not filed an opinion of counsel addressing the tax matters of the exchange offer. Please refer to the requirements of Item 601(b)(8) of Regulation S-K.

Independent Registered Public Accounting Firm, page 137

51.   Please tell us what consideration you gave to naming your independent accountants as experts in accounting and auditing.

Financial Statements

General

52.   Please update your financial statements and corresponding financial information included to comply with Rule 3-12 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

53.   Please make arrangements with your auditors to have them revise their report to indicate, if true, that their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1.

Consolidated Statements of Cash Flows, page F-6

54.   Please advise why the loss on extinguishment of debt line item would be reflected in cash flows from financing activities rather than as an adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities pursuant to ASC 230-10-45-28.

Notes to the Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation, page F-7

55.   You state that as of the end of the period you were not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and "[c]onsequently, th[e] annual report has not and will not be filed with the Securities and Exchange Commission." Please update your disclosures as necessary.

Revenue Recognition, page F-8

56.   Please expand your disclosures to address the following:

- Please provide a general description of your leasing arrangements, including the original terms, renewal periods, and other typical provisions of your lease arrangements. If arrangements are significantly different for different types of equipment, you should consider providing separate disclosures for each significant category of equipment. Please clarify if all of your arrangements are operating leases pursuant to ASC 840-10-25-43. Please also disclose the amount of contingent rent recorded for each period presented. Refer to ASC 840-10-50-4 and 5;

- Please disclose whether any deposits are received from customers such as security or maintenance deposits. Please disclose how these are accounted for, including how these amounts are reflected in your financial statements; and

- Please disclose how you account for initial direct costs related to your leases. Refer to ASC 840-20.

57.   Your disclosures on page F-8 indicate that you enter into arrangements that include multiple elements. Please disclose all of the deliverables included in your multiple-element arrangements pursuant to ASC 605-25. Please also disclose how you determined it was appropriate to account for each unit of accounting separately, how you allocate amounts to each unit, and how you account for each unit. Refer to ASC 605-25, including the disclosure requirements of ASC 605-25-50.

58.   Your disclosures on page 1 indicate that you offer customers customized solutions involving extensive consultation and technical advice and integration and logistics management. Please clarify whether these services are the "other services" you refer to within your service revenue recognition policy. If not and if the fees you earn for these services are material, please expand your revenue recognition policy to identify these revenue streams.

59.   In regard to your re-rent revenue, please provide us with your analysis pursuant to ASC 605-45 which led you to determine it was appropriate to report this revenue and the corresponding costs on a gross rather than net basis. Please specifically refer to each of the factors and indicators included in ASC 605-45.

Property and Equipment, page F-11

60.   The estimated useful lives of your rental equipment range from one to 30 years. Please expand your disclosures to address why there is such a broad range of useful lives for

these assets. For example, if there are different types of equipment that are included in rental equipment, please disclose the different types and the corresponding useful lives.

61.   Please disclose the cost and carrying amount of property on lease or held for leasing by major classes of property according to the nature or function. Please also disclose the amount of accumulated depreciation related to these assets. Refer to ASC 840-20-50-4.

Note 2. Transaction Agreement, page F-13

62.   Please quantify the number of shares of LY BTI Holdings Corp. common stock and options, and expand your disclosure to clarify how you determined their respective fair values.

Note 5. Goodwill and Other Intangible Assets, page F-18

63.   In connection with the transaction in April 2011, you recorded a customer relationship intangible asset of $404 million, which represents approximately 30% of your total assets at January 31, 2012. This asset is being amortized over 25 years. Please expand your disclosures to discuss how you arrived at the appropriate amortization periods based on your consideration of ASC 350-30-35-1 through 5. Please also provide us with a summary of the analysis you performed to determine the appropriate amortization period. Please tell us your basis for any significant estimates and assumptions used in your analysis.

64.   We note that you have separately presented trained and assembled workforce as an indefinite life intangible asset. With reference to ASC 805-20-55-6, please revise your disclosures accordingly.

Note 8. Debt, page F-20

65.   Please clearly disclose whether you were in compliance with your debt covenants. Please also disclose the specific terms of your debt covenants as well as any other covenants to which you are subject with any required ratios/amounts. Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts. Please include similar disclosure in your "Credit Facility" discussion on page 41. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09, which is available on our website at
http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Note 9. Income Taxes, page F-24

66.   Given your disclosures on page F-24 indicate that you have recognized recurring losses in the U.S. with the exception of the year ended January 31, 2011, please discuss the nature of the U.S. deferred tax assets which have not been offset by a valuation allowance and how you determined that these would be realized. Please also address the following in this footnote or within your Critical Accounting Policy, Estimated and Judgments section:

- Please expand your discussion of the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on the remaining deferred income tax assets;

- Please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets;

- Please include an explanation of the anticipated future trends included in your projections of future taxable income; and

- Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Note 16. Segment Reporting, page F-33

67.   Please expand your segment disclosures to include all of the disclosures required by ASC 280-10-50-21 through 26.

68.   Please separately present revenues and long-lived assets for the U.S. as well as for each material country. Refer to ASC 280-10-50-41.

Note 18. Subsequent Events, page F-35

69.   Please disclose the actual date through which subsequent events were evaluated pursuant to ASC 855-10-50-1.

Note 19. Condensed Consolidating Financial Information, page F-36

70.   Pursuant to Rule 3-10(f)(4) of Regulation S-X, please provide a separate column for the parent company in your financial information.

71.   Please ensure that you follow all of the instructions provided by Rule 3-10(i) of
        Regulation S-X including the following:

- The parent company column should present investments in all subsidiaries based
  upon their proportionate share of the subsidiary's net assets;

- The guarantor column should present investments in non-guarantor subsidiaries
  under the equity method;

- Disclose any significant restrictions on the ability of the parent company or any
  guarantor to obtain funds from its subsidiaries by dividend or loan; and

- Provide the disclosures prescribed by Rule 4-08(e) of Regulation S-X with respect
  to the subsidiary guarantors.

Part II - Information Not Required in Prospectus, page II-1

Signatures, page II-5

72.   Please have your controller or principal accounting officer sign the registration statement
        in that capacity. Refer to Instruction 1 to Signatures of Form S-4.

73.   For each of FTT Holdings, Inc. and BakerCorp, please have the principal executive
        officer and controller or principal accounting officer sign the registration statement in
        those capacities. Refer to Instruction 1 to Signatures of Form S-4.

Index to Exhibits, page II-1

74.   Please file the Shareholders Agreement and the Management Agreement, both of which
        are referenced on page 68, as exhibits to the registration statement, or tell us why you
        would not be required to do so.

75.   Please tell us why you have not filed the April 2011 Transaction Agreement as an exhibit
        to the registration statement.

Exhibit 5.1

76.   In the last sentence of the first paragraph on page 1, please have counsel refer to the
        exchange notes as *fully* and unconditionally guaranteed.

77.   Please have counsel explain to us why it is unable to render an opinion with respect to the
        matters raised in paragraphs (A), (B) (other than (B)(ii)), and (D) on page three of the
        opinion. As applicable, please ensure that counsel discusses the relevant sections of the
        documents subject to the noted qualifications, and not merely the possibility that the

documents may contain such provisions. Please also note that, generally, limitations beyond the scope of those listed in paragraph (C) of the opinion would be objectionable. We may have further comments following the review of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Stuart Gelfond (*via e-mail*)
        Fried, Frank, Harris, Shriver, & Jacobson LLP